SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

02 October 2017

 LLOYDS BANKING GROUP plc

 (Translation of registrant's name into English)

5th Floor

25 Gresham Street

London

EC2V 7HN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Index to Exhibits

Item

No.1
Regulatory News Service Announcement, dated 02 October 2017

     re: Director/PDMR Shareholding

2 October 2017

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Sharesave Scheme 2017 Option to Acquire Shares
The Group announces that an option to acquire Shares was granted on 29 September 2017 under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 51.03 pence per Share to each of the following PDMRs:

Name	Sharesave Options
António Horta-Osório	21,728
Antonio Lorenzo	35,273
Zak Mian	8,183
Janet Pope	21,728

Dividend Reinvestment Plan Share Acquisitions
Described below are the details of the number of Shares acquired by PDMRs through the reinvestment of the interim dividend for 2017 paid by the Group on 27 September 2017.

Name	Shares
George Culmer	131,237
Antonio Lorenzo	63
Vim Maru	4
Zak Mian	6,575
Janet Pope	506
Stephen Shelley	352

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

The following notifications, made pursuant to Article 19(3) of the Market Abuse Regulation, provide further details.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options over Ordinary Shares of 10p each granted on 29 September 2017 at GBP00.5103 per Share under the Lloyds Banking Group Sharesave Scheme 2017, an all-employee share plan. N/A
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 51.03 pence per Share.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.5103	21,728

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	29 September 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Culmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2017
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Share Incentive Plan	GBP00.6611	259
	Global Nominee Account	GBP00.6765	53,661

d)	Aggregated information - Aggregated volume - Price	53,920 GBP00.6764
e)	Date of the transaction	28 September 2017
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2017
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Halifax Share Dealing Account (as nominee or in an ISA)	GBP00.6763	77,317

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	27 September 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options over Ordinary Shares of 10p each granted on 29 September 2017 at GBP00.5103 per Share under the Lloyds Banking Group Sharesave Scheme 2017, an all-employee share plan. N/A
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 51.03 pence per Share.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.5103	35,273

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	29 September 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2017
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Share Incentive Plan	GBP00.6611	63

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	28 September 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Retail
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2017
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Share Incentive Plan	GBP00.6611	4

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	28 September 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options over Ordinary Shares of 10p each granted on 29 September 2017 at GBP00.5103 per Share under the Lloyds Banking Group Sharesave Scheme 2017, an all-employee share plan. N/A
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 51.03 pence per Share.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.5103	8,183

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	29 September 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2017
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Held in own name	GBP00.6665	6
	Halifax Share Dealing Account (as nominee or in an ISA)	GBP00.6763	293

d)	Aggregated information - Aggregated volume - Price	299 GBP00.6761
e)	Date of the transaction	27 September 2017
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2017
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Share Incentive Plan	GBP00.6611	315
	Global Nominee Account	GBP00.6765	5,961

d)	Aggregated information - Aggregated volume - Price	6,276 GBP00.6757
e)	Date of the transaction	28 September 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Corporate Affairs and Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options over Ordinary Shares of 10p each granted on 29 September 2017 at GBP00.5103 per Share under the Lloyds Banking Group Sharesave Scheme 2017, an all-employee share plan. N/A
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 51.03 pence per Share.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.5103	21,728

d)	Aggregated information - Aggregated volume - Price	N/A(single transaction)
e)	Date of the transaction	29 September 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2017
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Share Incentive Plan	GBP00.6611	506

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	28 September 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2017
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Share Incentive Plan	GBP00.6611	352

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	28 September 2017
f)	Place of the transaction	London Stock Exchange (XLON

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc

 (Registrant)

By: Douglas Radcliffe

Name: Douglas Radcliffe

Title: Group Investor Relations Director

Date:02 October 2017